SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549


                    SCHEDULE 13D/A
     Under the Securities Exchange Act of 1934
                    (Amendment No. 5)*


                  NUEVO ENERGY COMPANY

                    (Name of Issuer)

        Common Stock, par value $0.01 per share
              (Title of class of securities)

                     0067050910
                   (CUSIP number)

                  Ralph V. Whitworth
               Relational Investors, LLC
         4330 La Jolla Village Drive, Suite 220
              San Diego, California 92122
                    (619) 597-9400
         (Name, address and telephone number of person
                authorized to receive notices and
                     communications)

                     March 1, 1999
     (Date of event which requires filing of this
                       statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP No.       0067050910
-------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON RELATIONAL INVESTORS, LLC
--------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP                               (a) [X]
                                           (b) [ ]
--------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
             00
--------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------
                   7  SOLE VOTING POWER
                      1,914,300
   NUMBER OF       -------------------------------------
    SHARES         8   SHARED VOTING POWER
  BENEFICIALLY              0
   OWNED BY        -------------------------------------
     EACH          9   SOLE DISPOSITIVE POWER
   REPORTING           1,914,300
    PERSON         -------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON              1,914,300
--------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                    [  ]
--------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
         (11)            9.65%
--------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------

CUSIP No.       006705910

-------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL INVESTORS, L.P.
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [X]
                                            (b) [ ]
--------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------
    4  SOURCE OF FUNDS
            WC
--------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   [  ]
--------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------
                   7  SOLE VOTING POWER
                     1,435,970
   NUMBER OF       -------------------------------------
     SHARES        8  SHARED VOTING POWER
   BENEFICIALLY                  0
   OWNED BY        -------------------------------------
     EACH          9  SOLE DISPOSITIVE POWER
  REPORTING                1,435,970
    PERSON         -------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                1,435,970
--------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                   [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)          7.24%
--------------------------------------------------------
   14  TYPE OF REPORTING PERSON
                PN

--------------------------------------------------------

CUSIP No.     0067050910
--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RELATIONAL FUND PARTNERS, L.P.
--------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP                                 (a) [X]
                                               (b) [ ]
--------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------
    4  SOURCE OF FUNDS
                                              WC/OO
--------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [  ]
--------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------
                   7   SOLE VOTING POWER
                           147,320
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            0
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               147,320
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON      147,320
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)          0.74%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RELATIONAL COAST PARTNERS, L.P.
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           WC/OO
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                           63,806
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            0
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING              63,806
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON      63,806
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)          0.32%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RELATIONAL PARTNERS, L.P.
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           WC/OO
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                           228,136
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            0
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               228,136
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON      228,136
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)          1.15%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RALPH V. WHITWORTH
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
          NA
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                              0
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            1,914,300
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             1,914,300
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON      1,914,300
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)          9.65%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       DAVID H. BATCHELDER
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            1,914,300
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             1,914,300
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON      1,914,300
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
--------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)          9.65%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       JOEL L. REED
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                          0
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             1,914,300
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             1,914,300
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON      1,914,300
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)          9.65%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------

          This Amendment No. 5 to Schedule 13D (this
"Statement") is being filed by and on behalf of Relational
Investors, L.P. ("RILP"), Relational Fund Partners, L.P.
("RFP"), Relational Coast Partners, L.P. ("RCP"), and
Relational Partners, L.P. ("RP"). Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

          This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and an account managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the account managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

          This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder and Joel
L. Reed. Messrs. Whitworth, Batchelder and Reed are the Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder and Reed, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as a Managing Member of RILLC. The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs. Whitworth, Batchelder and Reed, together with RILP, RFP, RCP, RP and RILLC, hereinafter, the "Reporting Persons").

          This Statement hereby amends the Schedule 13D filed on April 20, 1998, as amended by the Schedule 13D/A filed on May 26, 1998, the Schedule 13D/A filed on July 16, 1998, the Schedule 13D/A filed on September 23, 1998, and the
Schedule 13D/A filed on December 14, 1998, as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended in its entirety by substituting the following:

          As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

          The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time.

          During the course of their investment, the Reporting Persons have closely monitored the Company's performance and determined that, despite the steps the Company took to add independent directors to the Company's board in March and April of 1998, the Company's corporate governance and responsiveness to shareholders would be enhanced by the addition to the Company's board of directors of a representative of the Company's largest shareholder. Consistent with this determination, on December 11, 1998, in compliance with the Company's charter and bylaws, the Reporting Persons by the letter previously filed with the Schedule 13D/A filed on December 14, 1998 notified the Company of the Reporting Persons' intention to nominate David H. Batchelder, one of the Reporting Persons, to stand for election to the Company's board of directors at the Company's 1999 Annual
Meeting of Stockholders ("Nomination Notice").

          On March 1, 1999, the Reporting Persons
entered into a letter agreement with the Company
(the "Agreement"),a copy of which is filed herewith as
Exhibit 5.  Pursuant to the terms of the Agreement, Mr.
Batchelder would be elected to the Company's board of directors no later than March 31, 1999 and, upon such election, the Reporting Persons will withdraw their Nomination Notice. Prior to becoming a member of the board, Mr. Batchelder is obligated to deliver to the board of the Company an executed, undated, irrevocable letter of resignation in the form attached to the Agreement as Exhibit A. Upon the good faith determination by a majority of the Board of Directors of Nuevo Energy Company that acceptance of the resignation is necessary to enable the Company to pursue its strategic alternatives in a manner the Board of Directors reasonably believes to be in the best interests of the Company's stockholders, such resignation shall become effective and the Agreement will terminate except as provided therein.

          The Reporting Persons continue to closely monitor the Company's performance. Consistent with the Reporting Persons' obligations under the Agreement, the Reporting
Persons and their representatives and advisers intend to continue from time-to-time to discuss the Company and its business and management with members of the board of directors and management of the Company and communicate with other shareholders concerning the Company. The Reporting Persons may modify their plans in the future.

          The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit 5 filed herewith is hereby added as an Exhibit:

         5.  Letter agreement between Nuevo Energy
             Company and Relational Investors, LLC,
             dated March 1, 1999.

                     SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Amendment No. 5 to Schedule
13D is true, complete and correct.

Dated: March 2, 1999
RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS,
L.P. RELATIONAL COAST
PARTNERS, L.P. RELATIONAL
PARTNERS, L.P.

By:  Relational Investors, LLC
--------------------------------
     as general partner to each

   By: /s/ Ralph V. Whitworth
 -----------------------------
      Ralph V. Whitworth
      Managing Member

RELATIONAL INVESTORS, LLC

By: /s/ Ralph V. Whitworth
   ---------------------------------
        Ralph V. Whitworth
        Managing Member

/s/ Ralph V. Whitworth
--------------------------------------
Ralph V. Whitworth

/s/ David H. Batchelder
--------------------------------------
David H. Batchelder


/s/ Joel L. Reed
--------------------------------------
Joel L. Reed

EXHIBIT INDEX


Page No.    Exhibit No.    Description
-------    -----------     -----------

            5.        Letter agreement between Nuevo Energy
                      Company and Relational Investors, LLC,
                      dated March 1, 1999.
